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SILLENGER EXPLORATION CORP.
2839 17th Avenue, Burnaby, British Columbia V3N 1M1
Tel: (604) 521-2700                                                                                           Trading Symbol: OTCBB - SLGX

PRESS RELEASE

Tuesday December 14, 2009

SILLENGER ANNOUNCES CLOSE OF PRIVATE PLACEMENT

Sillenger Exploration Corp. (OTCBB: SLGX.OB) ("Sillenger") is pleased to announce it has closed a non-brokered private placement and issued  50,000 shares of its common stock at a purchase price of $0.20 per share.

This transaction does not result in a change of control. The shares will be issued pursuant to available exemptions from all applicable securities regulations and will be considered restricted securities.

Further details of the private placement are described in the Form 8-K filed today.

On behalf of the Board of Directors of
SILLENGER EXPLORATION CORP.

Carolyne Sing